Exhibit 99.2

FANGDD ANNOUNCES BOARD AND MANAGEMENT CHANGES

SHENZHEN, China, Aug. 31, 2022 (GLOBE NEWSWIRE) -- Fangdd Network Group Ltd. (Nasdaq: DUO) (“FangDD” or the “Company”), a leading property technology company in China, today announced a few changes of the Company’s board of directors (the “Board”), Audit Committee and management.

•	The Board has appointed Mr. Senlin Peng as a director of the Company and a member of the Audit Committee, to succeed Mr. Ronald Cao, who has resigned from these positions for personal reasons.

•	Ms. Jiaorong Pan has stepped down as the Company’s Chief Financial Officer and assumed the role of the Chief Operating Officer of the Company, responsible for the corporate governance and execution of business strategies, plans and procedures, among other things.

•	Mr. Shuiying Chen has been appointed as the Company’s financial controller in charge of financial and accounting matters as the Company’s principal financial and accounting officer.

•	Mr. Jiancheng Li has resigned as the Company’s Chief Technology Officer.

Mr. Senlin Peng has rich operational and financial experience. Since he joined ColorLife Group in 2000, a renowned children furniture manufacturer in China, Mr. Peng has served multiple positions, including a member of the company’s board of directors since 2011, the Chief Executive Officer of the company from 2005 to 2010 in charge of overall business operations, and a Vice President from 2000 to 2004 in charge of financial and operational divisions. In addition, Mr. Peng holds several directorships. Since 2018, Mr. Peng has served as the chairman of the board of directors of Morgan-Casa Furniture Co., Ltd., a high growth furniture designer and manufacturer in China, and since 2014, Mr. Peng has served as a director at Shenzhen Forbest Photoelectric Technology Co., Ltd., a leading Chinese optical product manufacturer. Mr. Peng graduated from Jimei University (formerly known as Jimei Finance College) in 1992 and received an MBA degree from China Europe International Business School in 2007. The Board has determined that Mr. Peng satisfies the independence requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

Mr. Shuiying Chen joined FangDD in 2019. Before he was appointed as the Company’s financial controller, Mr. Chen had previously held a variety of financial management positions with the Company, including the Company’s financial executive manager, financial deputy manager and financial director. In these roles, Mr. Chen was responsible for the Company’s financial reporting, planning and budgeting, financial compliance and internal controls. Prior to joining FangDD, Mr. Chen worked at Shenzhen Fantasia Cultural Tourism Management Co., Ltd. as the financial manager from 2017 to 2019, at Country Garden Group as a listing reporting and financial analysis manager from 2016 to 2017, and at China Southern Airlines as a financial analyst from 2009 to 2016. Mr. Chen holds a bachelor’s degree in management from Jinan University in 2009.

These Board, Audit Committee and management changes became effective on August 30, 2022.

“Since joining our Board over eight years ago, Mr. Cao has consistently made impactful contributions to FangDD and has provided expert guidance to our company. On behalf of my fellow Board members and management team, I would like to thank Mr. Cao for his dedicated service to the company,” Mr. Xi Zeng, Chairman of the Board and Chief Executive Officer of FangDD, commented. “We are pleased to be welcoming Mr. Peng to join our Board and Audit Committee, and we look forward to working closely together to drive the performance of our business.”

“The renewed leadership and senior management team will bring a great breadth of perspectives, which will be instrumental in helping us successfully navigate the complex while volatile environment of the real estate industry,” said Mr. Xi Zeng. “I am confident that these changes will improve FangDD’s core decision-making skills and accelerate the execution of our strategic priorities.”

About FangDD

Fangdd Network Group Ltd. (Nasdaq: DUO) is a leading property technology company in China, operating one of the largest online real estate marketplaces in the country. Through innovative use of mobile internet, cloud, big data, artificial intelligence, among others, FangDD has fundamentally revolutionized the way real estate transaction participants conduct their business through a suite of modular products and solutions powered by SaaS tools, products and technology. For more information, please visit http://ir.fangdd.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “hope,” “going forward,” “intend,” “ought to,” “plan,” “project,” “potential,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about the Company’s beliefs and expectations are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this press release is as of the date of this press release and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Ms. Linda Li

Director, Capital Markets Department

Phone: +86-0755-2699-8968

E-mail: ir@fangdd.com